WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284

December 2, 2007

Mr. Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Sputnik, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed November 16, 2007
File No. 0-52366

Dear Mr. Crispino:

This letter is submitted as additional information in response to comments in your letter dated November 23, 2007.

Set forth below is a detailed, point by point analysis of Staff Legal Bulletin 4, setting forth each point in SLB 4 and setting forth our analysis thereof.

DETAILED ANALYSIS OF SLB 4.

1.	What Is A "Spin-Off"?

In a "spin-off," a parent company distributes shares of a subsidiary to the parent company's shareholders.

Analysis:

The distribution of shares of Laika to shareholders of Sputnik is a spin off.

2.	What Is This Bulletin's Purpose?

Even though companies do not have to request the Division's views on a proposed spin-off, many companies do. This bulletin discusses our views on issues that commonly arise in those requests. /1

The Division will no longer respond to requests for its views on the issues we address in this bulletin. We will respond when a company asks for our views on novel or unusual issues in a proposed spin-off.

Analysis

The spin off does present unusual issues in that in the traditional spin off transactions, a company has two separate lines of business that it is separating through a spin off. Both companies would trade. In such a situation, a registration statement with pro forma financial statements to show investors how each of the two businesses would look if separated would be required to assure that the markets have adequate information about how each business looks separately to meet this provision of SLB 4.

However, in this case, the company does not have two separate lines of business being separated. It has one line of business which it needs to make a private, non-trading company in order to implement the valid business purpose of this transaction. In this situation, the filing of a registration statement as contemplated in SLB 4 which is appropriate if a company is separating two lines of business is not applicable to this situation.

There are not two lines of business. If Laika were to be required to file a Form 10, it would merely copy existing disclosure in Sputnik’s Form 10-KSB and latest 10-QSB filings, reformat that information as a registration statement and file that information as a registration statement. No new or different information would be provided.

As to pro forma information about Sputnik after the spin off, the pro forma of Sputnik after the spin off would be a “0/0” balance sheet and a “0” income statement.

Further, unlike the situation in which two operating business are separated and both trade - which we submit is the real concern in SLB 4, in this situation the spinnee company, Laika, will not trade.

3.	What Are the Basic Concerns About Spin-Offs?

A subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a "sale" of the securities by the parent. Also, when a company that reports under the Exchange Act spins-off shares of a company that does not report under the Exchange Act, the spin-off raises concerns because it may:

*	result in an active trading market for the spun-off shares without adequate public information about their issuer; and

*	violate the anti-fraud provisions of the Securities Act and the Exchange Act.

Analysis

Although a spin off may be a sale, as noted in point 4 of SLB 4 below, registration is not automatically required if the spin off meets the conditions described in point 4 below.

Although it may appear that this spin off involves a situation “where a company that reports under the Exchange Act spins-off shares of a company that does not report under the Exchange Act,” as a factual matter it is really the company that reports under the Exchange Act that is being spun off. The business and financial statements of Laika are exactly the same as the business and financial statements of Sputnik, the Exchange Act reporting company.

Thus, as a factual matter, Section 3.b of Point 4 below is really the applicable portion of SLB 4 in this transaction, as it is really the Exchange Act reporting company in its entirety that is being spun off.

Thus, with respect to the two bullet points of Point 3 above, we note that:

•
There will be no trading market for the spinnee, as the Company will take the position that shares of Laika will be restricted and cannot be resold except under Rule 14, thus effectively eliminating the possibility of any trading market developing for six months following the completion of the spin off. [See discussion of Point 7 of SLB 4 below.] Further, Laika will not attempt to secure a market maker to file a Form 211 for Laika and create a trading market for the shares of Laika, as that would defeat the entire business purpose of the transaction.

•
With respect to the anti-fraud and other provisions of federal securities laws, we note that as a 12(g) company, Sputnik will continue to be subject to all provisions of the Exchange Act as well as all other provisions of federal securities laws. The SEC will retain jurisdiction over and have the ability to fully review the actions of Sputnik and its principals following the spin off. Form 10-KSB, 10-QSB and 8-K filings will still be required. For example, under Item 5.06 of Form 8-K, full Form 10 information, including audited financial statements, concerning any private company acquired by Sputnik will be required to be filed within 4 days of consummation of acquisition, thereby assuring adequate public information to the trading market.

4.	Does the Subsidiary Have to Register the Spin-Off Under the Securities Act?

A.	The Subsidiary Does Not Have to Register the Spin-Off if Five Conditions are Met

It is the Division's view that the subsidiary does not have to register a spin-off under the Securities Act when: /4

*	the parent shareholders do not provide consideration for the spun-off shares;

*	the spin-off is pro-rata to the parent shareholders;

*	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

*	the parent has a valid business purpose for the spin-off; and

*	if the parent spins-off "restricted securities," it has held those securities for at least two years.

B.	An Explanation Of The Conditions

1.	The parent shareholders do not provide consideration for the spun-off shares

If the parent shareholders provide consideration for the spun-off shares, the parent would be transferring the spun-off securities for value. This transfer of securities for value is a "sale" under the Securities Act. So, when shareholders provide consideration, the subsidiary must register the spin-off unless an exemption is available.

Analysis

This condition is met. Sputnik shareholders provide no consideration for the Laika shares received in the spin off.

2.	The spin-off must be pro rata

When the spin-off is pro rata, the parent shareholders have the same proportionate interest in the parent and the subsidiary both before and after the spin-off. If a spin-off is not pro rata, the shareholders' relative interests change and some shareholders give up value for the spun-off shares. Ordinarily, Securities Act registration would be required if a spin-off is not pro rata.

Analysis

This condition is met. The Sputnik shareholders have the same proportionate interest in both Sputnik and Laika both before and after the spin off.

3.	The parent must provide adequate information to its shareholders and the trading markets

Whether the parent provides adequate information about the spin-off and the subsidiary to its shareholders and the trading markets depends on whether the subsidiary is an Exchange Act reporting company or a non-reporting company before and after the spin-off. In this discussion, we assume the parent is a reporting company. /5

a.	Non-reporting subsidiary

If the subsidiary is a non-reporting company, the parent provides adequate information if, by the date it spins-off the securities:

*	it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and

*	the subsidiary registers the spun-off securities under the Exchange Act. /6

b.	Reporting Subsidiary

If the subsidiary is a reporting company, the parent may provide less information about the spin-off to its shareholders. In this situation, the parent provides adequate information if, by the date it spins-off the securities:

*	the subsidiary has been subject to the Exchange Act reporting requirements for at least 90 days;

*	the subsidiary is current in its Exchange Act reporting; and

*
the parent gives its shareholders information about the ratio it used to compute the number of shares distributed for each share held, how it will treat fractional shares, and the spin-off's expected tax consequences. /7

If the reporting subsidiary has not been reporting for 90 days or is not current in its Exchange Act reporting, the parent may provide adequate information in the same manner as for a non-reporting company. /8

Analysis

It was the company’s original position that, even though Laika, the subsidiary being spun off, is a non-reporting company, the proposed transaction and related Schedule 14C filing met the requirements of SLB 4 with respect to registration requirements without the filing of a 1933 Act registration statement because the distribution qualifies as an exempt offering under Section 4(2) of the 1933 Act in that it was being made solely to only 126 existing shareholders - of which the holders of greater than 99% percent of the stock of the company purchased their securities directly from the company and not the open market and thus had a direct pre-existing relationship with the company, and with no general advertising and solicitation. There was no intent to have further public distribution of the shares issued in this transaction; indeed, just the opposite. However, conversations with the staff last week suggest that the staff will not accept the company’s position on this issue, although the company urges the staff to reconsider.

Therefore, in the alternative, we submit that given the facts and circumstances of this spin off, because it is the entire business of the current reporting company being spun off, the spin off is the equivalent of the spin off of a reporting subsidiary and should be governed by the requirements of Subpoint b herein.

What would a registration statement on Form 10 filed by Laika on Form 10 look like? The filing would do nothing more than copy the existing information in Sputnik’s 10-KSB and 10-QSB, including audited and interim financial statements, and repeat this information verbatim in the Form 10 filing. Not one single word, not one single number, would be changed. All information has already been provided to investors and the market under the Exchange Act through Sputnik’s filings.

What alternative would be available to the company if such a Form 10 were filed? Sixty days after the Form 10 is filed Laika would be a reporting company. Subpoint b below would require Laika to wait another 90 days to meet the requirements under the first bullet point of Subpoint b below and then beyond question the spin off would meet all requirements of Subpoint b as well as the remainder of SLB 4.

Of course, because being a public company would defeat the business purpose of the transaction, immediately following the spin off, Laika would file a Form 15.

Hypothetically, then, Laika would have the option to immediately file a Form 10 as well as a second amended Schedule 14C, with the following disclosure:

The anticipated closing of this transaction is ***, 150 days after the date Laika filed a registration statement on Form 10. Immediately upon the closing of the spin off, Laika will file a Form 15 and terminate its reporting obligations under the Exchange Act.

Other than making Sputnik incur additional costs of filing a Form 10 containing an exact duplicate of the information and financial statements in Sputnik’s current Exchange Act filings and, more significantly, wait another 150 days to effect the spin off, putting the company’s very existence in jeopardy, management of the company on behalf of itself and the company’s shareholders do not understand what requiring Sputnik and Laika to go through this exercise accomplishes in the context of protecting the integrity of federal securities laws which is the purpose of SLB 4.

4.	Valid Business Purpose for Spin-Off

When there is a valid business purpose for a spin-off, it is less likely that the parent indirectly will receive value for the spun-off shares through the creation of a market in those securities. /10 The Division has recognized the following as examples of valid business purposes for a spin-off:

*	allowing management of each business to focus solely on that business;

*	providing employees of each business stock-based incentives linked solely to his or her employer;

*	enhancing access to financing by allowing the financial community to focus separately on each business; or

*	enabling the companies to do business with each other's competitors.

In our view, there is not a valid business purpose for a spin-off when the purpose is:

*	creating a market in the spun-off securities without providing adequate information to the shareholders or to the trading markets;

*	the creation of a public market in the shares of a company that has minimal operations or assets; or

*
the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.

Other than the business purposes discussed above, the facts of a particular situation will determine whether the business purpose is valid. Accordingly, the parent must determine whether there is a valid business purpose for the spin-off.

Analysis

There is a valid business purpose for this transaction. Although the transaction will result in Sputnik becoming a shell company, that is not the purpose of the transaction.

The purpose of this transaction is to enable the Company to secure additional capital to implement its business plan. Management had initially believed that it would have a better opportunity to obtain such capital as a public company. However, after becoming a public company and exploring financing alternatives, management determined that it was unable to raise sufficient capital as a public company and that the Company’s prospects of raising capital appear to be better by being a private company rather than a public company.

Further, if Sputnik were merely to file a Form 15 to become a private company - an option considered and rejected, its securities would still trade on the Pink Sheets. Although the Pink Sheets may be an imperfect market, it certainly cannot be considered as the equivalent to being a private company which has not had a market maker file a Form 211 to secure a ticker symbol for stock trading, which is what Sputnik would be if it merely filed a Form 15.

We have heard Cromwell Colson, President of the PinkSheets, speak on a number of occasions and are certain, if he were asked, he would deny that being on the Pink Sheets is the equivalent of being private. On Friday November 30, 2007, Pink Sheet Market activity was as follows:

•	Total Share Volume: 3,581,030,216
•	Total $ Volume: 1,149,231,624

There is no reason to assume a potential investor in Sputnik as a private company with a ticker symbol and securities eligible to trade on the Pink Sheets would think otherwise. In fact, Sputnik has been advised by knowledgeable investors that it is likely that they would not consider Sputnik as a private company if its securities continued to trade on the Pink Sheets.

Sputnik believes that the continued trading of its securities on the Pink Sheets has a significant potential of rendering it impossible to secure additional financing as Sputnik believes that potential investors in Sputnik as a private company are looking for an investment in a company with no trading activity at all.

5.	If the parent spins-off "restricted securities," the parent must have held those securities for at least two years

A company that spins-off "restricted securities" may be an underwriter in the public distribution of those securities. /11 The Division believes, however, that the parent would not be an underwriter of the spun-off securities and the subsidiary would not have to register the spin-off under the Securities Act when:

*	the parent has held the "restricted securities" at least two years; and

*	the spin-off satisfies the conditions described above. /12

This two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.

Analysis

This condition is met as the parent formed the subsidiary.

5.	Does Securities Act Rule 145 Require the Subsidiary To Register A Spin-Off?

Securities Act Rule 145 requires specified transactions to be registered under the Securities Act when investors decide whether to accept a new or different security in exchange for their existing security. For example, when shareholders vote on a plan or an agreement for the transfer of assets in consideration for the issuance of securities, Rule 145(a)(3) may deem that vote to be a "sale" under the Securities Act.

Parent companies often ask their shareholders to vote on proposed spin-offs. Further, spin-offs may include the transfer of assets to the subsidiary.

Based on Rule 145(a)(3), the Division generally has refused to say that the subsidiary does not have to register a spin-off where the parent's shareholders vote on an asset transfer from the parent to the subsidiary. /13 However, we have reconsidered this position where the parent wholly owns the subsidiary. In this situation, we will no longer require Securities Act registration of a spin-off solely as a result of a shareholder vote on the asset transfer. The reason for the change in our view is that, when the other conditions described in response to Question 4, immediately above, are met, the vote on the asset transfer does not change the overall nature of the transaction.
/14

Analysis

Based upon the discussion above, because the parent owns the subsidiary, no registration is required.

6.	When an Independent Agent Aggregates and Sells Fractional Shares, Does the Subsidiary Have to Register those Sales?

The distribution ratio in many spin-offs would result in many shareholders receiving fractional shares. Rather than issue fractional shares, the parent often hires an independent agent to combine the fractions, sell the shares and provide the proceeds to shareholders.

We believe that the subsidiary need not register an independent agent's sales of combined fractional shares if the spin-off meets the conditions described in response to Question 4, above, and: /15

*	the independent agent makes the sales in the open market;

*	the independent agent, in its sole discretion (that is, without influence by the parent or the subsidiary), determines when, how, through which broker-dealer and at what price to make its sales; and

*	the independent agent and the broker-dealers it uses are not affiliates of the parent or the subsidiary.

Analysis

This provision does not apply to this transaction because no fractional shares will be created.

7.	Are Spun-Off Securities "Restricted Securities" Under Rule 144?

It is the Division's view that securities received by shareholders in a spin-off that meets the conditions described in response to Question 4, above, generally are not "restricted securities." /16

In rare situations, however, a large shareholder of the parent so controls the parent that the shareholder essentially decides whether to do the spin-off. In these infrequent situations, we view the spin-off as a privately negotiated transaction between the parent and that shareholder, with that shareholder getting restricted securities. /17 The other shareholders get securities that are not restricted.

Analysis

The Company does not intend to rely on this position in Point 7 and instead, to implement the business purpose of the transaction, will take the position that all the shares being spun off are restricted securities.

8.	Can The Subsidiary Consider Itself To Meet the Exchange Act Reporting Requirements of Rule 144 On The Date Of The Spin-Off, Rather Than Wait 90 Days?

Affiliates of a spun-off company may want to sell securities that they received in the spin-off. Absent registration under the Securities Act, affiliates must sell these securities under Rule 144 or another appropriate exemption.

These affiliates can only rely on Rule 144 if the subsidiary has been a reporting company for at least 90 days. /18 We believe that the subsidiary satisfies this reporting requirement on the date the parent spins-off the securities (that is, before 90 days have passed) if: /19

*	the spin-off meets the conditions described in response to Question 4, above;

*	the parent is current in its Exchange Act reporting;

*
the subsidiary will have substantially the same assets, business, and operations as a segment or subsidiary about which the parent has reported extensive segment data /20 and other financial and narrative disclosure in its Exchange Act periodic reports for at least 12 months before the date it spins-off the securities. /21

Analysis

This point is not currently at issue.

9.	Can the Subsidiary Consider the Parent's Reporting History When Determining Whether It Is Eligible to Use Form S-3?

A spun-off company may want to register offers and sales of securities on a Form S-3. Generally, one requirement a company must meet to use Form S-3 is that it has timely filed required Exchange Act reports for at least 12 months. /22 If a spun-off subsidiary meets the conditions described in response to Question 8, immediately above, we believe that it also may consider its former parent's Exchange Act reports in determining whether it satisfies Form S-3's reporting history requirement. /23

Analysis

Although this point is not currently at issue, we believe it also has similar relevance in applying SLB 4 to this transaction.

10.	Can The Subsidiary Use Form S-8 To Register Offers and Sales to Parent Employees Before the Spin-Off?

Form S-8 permits a reporting company to register offers and sales of securities to specified people under employee benefit plans. These people include:

*	employees of the reporting company's parent;

*	employees of the reporting company's subsidiaries; and

*	former employees of these companies if the Form S-8 registers the offer and sale of shares underlying non-transferable options that were granted during their employment. /24

After the subsidiary becomes a reporting company - but before the spin-off occurs - the subsidiary may want to grant options to parent employees who will not be employees of the subsidiary after the spin-off. It will want to grant these options to make the parent employees financially "whole," because the parent options those employees hold may lose value in the spin-off. A spun-off subsidiary often will want to use Form S-8 to register its shares underlying these options.

We believe that the subsidiary may use Form S-8 to register the offer and sale of securities underlying these "make-whole" options if the spin-off meets the conditions described in response to Question 4, above and: /25

*	the options are not transferable; /26

*	the parent has not had any unusual grant activity under its option plans; and

*	the employees of the parent and the subsidiary will receive the same information about the subsidiary's stock option plans under which it grants the options.

Analysis

This point does not apply to this transaction.

11.	Does Exchange Act Section 16 Apply to Spin-Offs?

Exchange Act Section 16 applies to the officers, directors, and principal security holders of most companies with a class of equity securities registered under the Exchange Act. Section 16 requires these people to file ownership reports and subjects them to potential "short-swing" profit liability for their purchases and sales of the company's equity securities. Exchange Act Rule 16a-9(a) exempts the receipt of securities in a spin-off from Section 16 if all holders of a class of securities participate in the spin-off on a pro rata basis.

Anyone subject to Section 16 still would have to file a Form 3 when the subsidiary registers a class of spun-off equity securities under the Exchange Act.

Analysis

Assuming Laika were required or elected to register its securities under the Exchange Act, this provision isn’t really applicable because, as stated above, Laika would file a Form 15 to terminate its Exchange Act reporting obligations at the earliest possible date to effect the business purpose of this transaction.

We believe that we have adequately addressed all concerns and comments and urge that the staff accept the company’s analysis and all the transaction to proceed as contemplated in the Schedule 14C filing.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.